                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Rule 13e-3 Transaction Statement
                Under Section 13(e) of the Securities Act of 1934
                                (Initial Filing)


                        PUBLISHERS EQUIPMENT CORPORATION
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                              (Name of the Issuer)


                        Publishers Equipment Corporation
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                       (Name of Persons Filing Statement)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                     744650
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                      (CUSIP Number of Class of Securities)


                                  Evans Kostas
                              Chairman of the Board
                                    President
                        Publishers Equipment Corporation
                        16660 Dallas Parkway, Suite 1100
                            Dallas, Texas 75248-2618
                                 (972) 931-2312
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                     (Name, address and telephone number of
                          person authorized to receive
                          notices and communications on
                       behalf of persons filing statement)


This statement is filed in connection with (check the appropriate box):

a.    [x]         The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C, or Rule
                  13e-3(c) under the Securities Act of 1934.

b.    [ ]         The filing of a registration statement under the Securities
                  Act of 1934.

c.    [ ]         A tender offer.

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d.    [ ]         None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                            Calculation of Filing Fee

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
Transaction Valuation                                      Amount of Filing Fee
$4,391 *                                                          $0.88**
--------------------------------------------------------------------------------

* The "Transaction Valuation" amount referred to above is approximately the product of 111.70 fractional shares to be purchased (the "Fractional Shares") and $30.00, the cash price per share to be paid for fractional shares.

** In accordance with Rule 0-11 under the Securities Act of 1934, as amended, the Filing Fee is determined by multiplying the Transaction Valuation by 1/50th of 1%.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:           $0.88
                        -------------------------------------------------------


Form or Registration Number:      Schedule 14A
                             --------------------------------------------------


Filing Party:                     Publishers Equipment Corporation
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DATE FILED:
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                                  INTRODUCTION

This Going-Private Transaction Statement (the "Statement") is being filed by Publishers Equipment Corporation, a Texas corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and Rule 13e-3 thereunder in connection with a 100:1 reverse split of the Company's Common Stock, no par value, with a cash payment of $30.00 per share in lieu of fractional shares (the


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"Reverse Split"). This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act.

A preliminary proxy statement of the Company relating to the solicitation of proxies for the Annual Meeting of Shareholders (the "Proxy Statement") is being filed electronically on EDGAR concurrently with this filing. Except as otherwise set forth below, the information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of this Schedule 13e-3.

Item 1.  Summary Term Sheet

         The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2.  Subject Company Information

         (a)      Name and Address

                  The information set forth in the "Notice of Special Meeting of Shareholders" of the Proxy Statement is incorporated herein by reference.

         (b)      Securities

                  The information set forth in the Proxy Statement under the caption "GENERAL INFORMATION - Voting Procedures and Revocability of Proxies" is incorporated herein by reference.

         (c)      Trading Market and Price

                  The information set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000, under
                  Part II. Item 5. "Market for Registrant's Common Equity and Related Shareholder Matters" is incorporated herein by reference. This Report on Form 10-KSB was previously filed electronically on EDGAR.

         (d)      Dividends

                  The information set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000, under
                  Part II. Item 5. "Market for Registrant's Common Equity and Related Shareholder Matters" is incorporated herein by reference. This Report on Form 10-KSB was previously filed electronically on EDGAR.

         (e)      Prior Public Offerings

                  The Company has made no underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A(Rules 251 through 263 of the Securities Act of 1933, as amended).


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         (f)      Prior Stock Purchases

                  The Company has not purchased any subject securities during the past two years.

Item 3.  Identity and Background of Filing Person

         (a)      Name and Address

                  The filing person is the subject company:

                  Publishers Equipment Corporation
                  16660 Dallas Parkway, Suite 1100
                  Dallas, Texas 75248-2618

                  Executive Officers of the subject company:

                  Evans Kostas
                  President
                  16660 Dallas Parkway, Suite 1100
                  Dallas, Texas 75248-2618
                  (972) 931-2312

                  Roger R. Baier
                  Vice President Finance
                  16660 Dallas Parkway, Suite 1100
                  Dallas, Texas 75248-2618
                  (972) 931-2312

                  Board of Directors of the subject company:

                  Simon Bonnier
                  AB Bonnierforetagen
                  Torsgatan 21
                  113090 Stockholm
                  Sweden

                  James K. Feeney
                  Windmoeller & Hoelscher Corporation
                  23 New England Way
                  Lincoln, Rhode Island 02865
                  Robert S. Hamilton
                  7541 S.E. Bay Cedar Circle
                  Hobe Sound, Florida 33455

                  Evans Kostas
                  16660 Dallas Parkway, Suite 1100
                  Dallas, Texas 75248-2618


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                  Ole B. Rygh
                  Ryson International, Inc.
                  161 Enterprise Drive
                  Newport News, Virginia 23603

                  Reinhart Siewert
                  Koenig & Bauer AG
                  Friedrich-Koenig Str. 4
                  D-97080 Wurzburg
                  Germany

         (b)      Business and Background of Entities

                  Not applicable.

         (c)      Business and Background of Natural Persons

                  The information required by (1) and (2) of this item is set forth under the caption "MANAGEMENT" of the Proxy Statement and is incorporated herein by reference.

                           (3) None of the Company's executive officers or
                  directors was convicted in a criminal proceeding during the past five years.

                           (4) None of the Company's executive officers or
                  directors were a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                           (5) Three of the Company's directors are not citizens
                  of the United States. One is a citizen of Germany, one is a citizen of Sweden, and the third a citizen of Norway. The remaining three directors, and all executive officers, are citizens of the United States.

         (d)      Tender Offer.

                  Not applicable.

Item 4.  Terms of the Transaction

         (a)      Material Terms

                  The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

          (c)     Different Terms

                  None.


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         (d)      Appraisal Rights

                  The information set forth in the Proxy Statement under the caption "APPRAISAL RIGHTS AND DISSENTER'S RIGHTS" is incorporated herein by reference.

         (e)      Provisions For Unaffiliated Security Holders

                  None.

         (f)      Eligibility For Listing or Trading

                  Not applicable.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements

         (a)      Transactions

                  Not applicable.

         (b)      Significant Corporate Events

                  Not applicable.

         (c)      Negotiations or Contacts

                  Not applicable.

         (d)      Agreements Regarding the Subject Company's Securities

                  Not applicable.

Item 6.  Purposes of the Transaction and Plans or Proposals

         (b) Use of Securities Acquired. Outstanding shares of the Company's existing common stock, no par value, that would otherwise be converted into a fractional share of the Company's new common stock, no par value, will be cancelled; otherwise, non securities will be acquired in the transaction.

         (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "REVERSE STOCK SPLIT AND PROPOSED AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects in a Going -Private Transaction

         (a)      Purposes


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                  The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "REVERSE STOCK SPLIT AND RELATED AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION" are incorporated herein by reference.

         (b)      Alternatives

                  The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

         (c)      Reasons

                  The information set forth in the Proxy Statement under the caption "PURPOSE AND REASONS FOR THE REVERSE STOCK SPLIT" is incorporated herein by reference.

         (d)      Effects

                  The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET", "REVERSE STOCK SPLIT AND RELATED AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION" and "FEDERAL INCOME TAX CONSEQUENCES" are incorporated herein by reference.

Item 8.  Fairness of the Going Private Transaction

         (a)      Fairness

                  The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

         (b)      Factors Considered in Determining Fairness

                  The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

         (c)      Approval of Security Holders

                  The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

         (d)      Unaffiliated Representative

                  The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.


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         (e)      Approval of Directors

                  The information set forth in the Proxy Statement under the captions "BACKGROUND" and "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

         (f)      Other Offers

                  Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations

         (a)-(c) The information set forth in the Proxy Statement under the caption "REPORT OF D. LATIN AND COMPANY, INC." and in Exhibit 2 to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Considerations

         (a) Source of Funds. The information set forth in the Proxy Statement under the caption "CERTAIN EFFECTS OF THE REVERSE STOCK SPLIT ON THE COMPANY'S SHAREHOLDERS" is incorporated herein by reference.

         (b)      Conditions. None.

         (c) Expenses. The information set forth in the Proxy Statement under the caption "CERTAIN EFFECTS OF THE REVERSE STOCK SPLIT ON THE COMPANY'S SHAREHOLDERS" is incorporated herein by reference.

         (d)      Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

         (a)      Securities Ownership

                  The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS" is incorporated herein by reference.

         (b)      Securities Transactions

                  Not applicable.

Item 12. The Solicitation Or Recommendation

         (d)      Intent to Tender or Vote in a Going-Private Transaction

                  The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.


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         (e)      Recommendations of Others

                  The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

Item 13. Financial Statements

         (a)      Financial Information

                  The information set forth in the Company's Report on Form 10-KSB for the fiscal year ended December 31, 2000, under "Item 7. Financial Statements and Supplementary Data" is incorporated herein by reference. This Report on Form 10-KSB was previously filed electronically on EDGAR.

         (b)      Pro Forma Information

                  The information set forth in the Proxy Statement under the caption "Certain Effects of Reverse Stock Split Proposal on the Company's Shareholders" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

         (a)      Solicitations or Recommendations

                  Solicitations of proxies from the Company's shareholders of record will be made by:

                  Computershare Investor Services
                  20 North LaSalle Street
                  Chicago, Illinois

                  Payment Arrangements:  Fee For Service Schedule

                  Solicitations of proxies from the Company's shareholders whose shares are held in street name will be made by:

                  Corporate Investor Communications, Inc.
                  111 Commerce Road
                  Carlstadt, New Jersey

                  Payment Arrangements:  Fee For Service Schedule

         (b)      Employees and Corporate Assets

                  The services of the Company's President and Vice President Finance will be used in connection with the Reverse Split.


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Item 15. Additional Information

         The information contained in the Proxy Statement, including any appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

         (a)      Disclosure Materials

                  Preliminary Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on April 5, 2001.

         (b)      None

         (c)      Report, Opinion or Appraisal

                  Filed as Exhibit 2 to the Proxy Statement filed concurrently with this Schedule.

         (d)      None

         (e)      None

         (f)      None

         (g)      None

         (h)      None


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